Exhibit 3.1

AMENDMENT NO. 3 TO THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

KINDER MORGAN ENERGY PARTNERS, L.P.

This Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (this “Amendment”) is hereby adopted effective as of January 1, 2007, by Kinder Morgan G.P., Inc., a Delaware corporation (the “General Partner”), as general partner of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), and by Kinder Morgan Management, LLC, as the delegate of the General Partner.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 18, 2001 (the “Partnership Agreement”); and

WHEREAS, acting pursuant to the power and authority granted to it under Section 15.1(d) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not require the approval of any Limited Partner.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.               Amendment.

1.             Article II is hereby amended to add or amend and restate the following definitions:

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a)           Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b)           If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event after which a negative adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 4.3(d).

“Book-Up Event” means an event after which a positive adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 4.3(d).

“Disposed of Adjusted Property” has the meaning assigned to such term in Section 5.1(d)(xi)(B).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership (a) after the Liquidation Date or (b) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions.  The items included in the determination of Net Termination Gain shall be determined in accordance with Section 4.3(b) and shall not include any items of income, gain or loss specially allocated under Section 5.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership (a) after the Liquidation Date or (b) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions.  The items included in the determination of Net Termination Loss shall be determined in accordance with Section 4.3(b) and shall not include any items of income, gain or loss specially allocated under Section 5.1(d).

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the holders of Units, the excess of (a) the Net Positive Adjustments of such holders as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, and (ii) with respect to the General Partner (as holder of the general partner interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the general partner interest for each prior taxable period.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the holders of Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as such holders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (ii) with respect to the General Partner (as holder of the general partner interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time.

2.             Sections 4.3(d)(i) and 4.3(d)(ii) are hereby amended and restated in their entirety as follows:

(i)            In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Partnership Interest to Common Units pursuant to Section 13.3(b), the Capital Accounts of all Partners (other than those holding I-Units) and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 5.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Units shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its sole discretion to be reasonable) to arrive at a fair market value for individual properties.

(ii)           In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest or a distribution of an additional I-Unit (or fraction thereof) pursuant to Section 5.4, 5.5 or 5.7(e)), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 5.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 14.3 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 4.3(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 14.3, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

3.             A new Section 5.1(d)(xi) is hereby added to the Partnership Agreement, to read in its entirety as follows:

(xi)           Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A)          Except as provided in Section 5.1(d)(xi)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 4.3(d) hereof) with respect to any Partnership property, the General Partner shall allocate such Additional Book Basis Derivative Items (1) to the General Partner in the same manner that the Unrealized Gain or Unrealized Loss attributable to such property is allocated pursuant to Section 4.3(d)(i) or Section 4.3(d)(ii) and (2) to all holders of Units, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss attributable to such property is allocated to any holders of Units pursuant to Section 4.3(d)(i) or Section 4.3(d)(ii).

(B)           In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 4.3(d) hereof or an allocation of Net Termination Gain or Net

Termination Loss pursuant to Section 5.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of income and gain (a) away from the General Partner and (b) to the holders of Units, or (2) additional items of deduction and loss (a) away from the holders of Units and (b) to the General Partner, to the extent that the Additional Book Basis Derivative Items allocated to the holders of Units exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For this purpose, the holders of Units shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the holders of Units under this Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 5.1(d)(xi)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 5.1(d)(xi) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C)           In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 5.1(c) hereof.

(D)          In making the allocations required under this Section 5.1(d)(xi), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 5.1(d)(xi).

Section 2.          Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.          Governing Law.  This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, Kinder Morgan Management, LLC has executed this Amendment, in its capacity as the delegate of the General Partner, and the General Partner has executed this Amendment, to be effective as of the date first set forth above.

KINDER MORGAN MANAGEMENT, LLC,
as the delegate of the General Partner

By:	/s/ Joseph Listengart

Name:	Joseph Listengart

Title:	Vice President

Date:	April 15, 2008

KINDER MORGAN G.P., INC.,
as General Partner

By:	/s/ Joseph Listengart

Name:	Joseph Listengart

Title:	Vice President

Date:	April 15, 2008

[Signature page –Amendment No. 3 to KMP LP Agreement]